Exhibit 99.1

NOAH HOLDINGS LIMITED ANNOUNCES UNAUDITED

FINANCIAL RESULTS FOR THE SECOND QUARTER OF 2023

SHANGHAI, August 29, 2023 — Noah Holdings Limited ("Noah" or the "Company") (NYSE: NOAH and HKEX: 6686), a leading and pioneer wealth management service provider in China offering comprehensive one-stop advisory services on global investment and asset allocation primarily for high net worth investors, today announced its unaudited financial results for the second quarter of 2023.

SECOND QUARTER 2023 FINANCIAL HIGHLIGHTS

•	Net revenues for the second quarter of 2023 were RMB941.8 million (US$129.9 million), a 27.6% increase from the corresponding period in 2022, and a 17.2% increase from the first quarter of 2023，mainly due to an increase in distribution of insurance products.

(RMB millions, except percentages)	Q2 2022	Q2 2023	YoY Change
Wealth management	508.6	745.3	46.5%
Asset management	210.3	183.4	(12.8)%
Other businesses	19.2	13.1	(31.6)%
Total net revenues	738.1	941.8	27.6%

•	Income from operations for the second quarter of 2023 was RMB349.4 million (US$48.2 million), an 8.1% increase from the corresponding period in 2022, mainly due to a 27.6% increase in net revenue and partially offset by a 42.7% increase in total operating cost and expenses as less expenses incurred in last second quarter due to various pandemic restrictions. Income from operations increased by 25.3% compared with the first quarter of 2023, mainly due to a 17.2% increase in net revenues and various cost control measures implemented in the second quarter of 2023.

(RMB millions, except percentages)	Q2 2022	Q2 2023	YoY Change
Wealth management	193.8	300.2	54.9%
Asset management	142.6	80.9	(43.3)%
Other businesses	(13.3)	(31.7)	138.3%
Total income from operations	323.1	349.4	8.1%

•	Net income attributable to Noah shareholders for the second quarter of 2023 was RMB315.4 million (US$43.5 million), a 9.6% decrease from the corresponding period in 2022, mainly due to a 97.7% decrease in income from equity in affiliates as we recorded a gain of RMB69.2 million from the second quarter of 2022, resulting from net book value increases in certain offshore private equity funds managed by Gopher. Net income attributable to Noah shareholders increased by 29.2% compared with the first quarter of 2023, mainly due to a 25.3% increase in income from operations and a 69.7% increase in other income.

•	Non-GAAP[1] net income attributable to Noah shareholders for the second quarter of 2023 was RMB313.1 million (US$43.2 million), an 11.8% decrease from the corresponding period in 2022, and a 30.7% increase from the first quarter of 2023.

1 Noah’s Non-GAAP financial measures are its corresponding GAAP financial measures excluding the effects of all forms of share-based compensation and net of relevant tax impact, if any. See “Reconciliation of GAAP to Non-GAAP Results” at the end of this press release.

SECOND QUARTER 2023 OPERATIONAL UPDATES

Wealth Management Business

We offer investment products and provide value-added services to high net worth investors in China and overseas for our wealth management business. We primarily distribute private equity, private secondary, mutual funds and other products denominated in RMB and other currencies.

•	Total number of registered clients as of June 30, 2023 was 446,557, a 6.7% increase from June 30, 2022, and a 1.3% increase from March 31, 2023.

•	Total number of active clients[2] who transacted with us during the second quarter of 2023 was 11,548, a 10.2% decrease from the second quarter of 2022, and a 2.8% increase from the first quarter of 2023.

•	Aggregate value of investment products distributed during the second quarter of 2023 was RMB18.4 billion (US$2.5 billion), a 4.7% decrease from the second quarter of 2022, mainly due to an 84.2% decrease in distribution of private equity products, as we maintain a cautious approach to fundraising and investment allocation for our domestic private equity investments, and partially offset by a 79.3% increase in distribution of private secondary products. The aggregate value of investment products distributed increased by 9.6% from the first quarter of 2023, mainly due to increases in the distribution of mutual fund products.

	Three months ended June 30,
	2022		2023
	(RMB in billions, except percentages)
Product type
Mutual fund products	12.2	63.1%	12.0	65.4%
Private secondary products	2.4	12.4%	4.3	23.3%
Private equity products	3.9	20.3%	0.6	3.3%
Other products[3]	0.8	4.2%	1.5	8.0%
All products	19.3	100.0%	18.4	100.0%

•	Coverage network in mainland China covered 63 cities as of June 30, 2023, compared with 79 cities as of June 30, 2022 and 68 cities as of March 31, 2023, as we continue to streamline our domestic coverages.

•	Number of relationship managers was 1,375 as of June 30, 2023, a 9.6% increase from June 30, 2022, and a 3.6% increase from March 31, 2023. Among which, we had 56 overseas relationship managers as of June 30, 2023, a 100.0% increase from March 31, 2023.

Asset Management Business

Our asset management business is conducted through Gopher Asset Management Co., Ltd. (“Gopher Asset Management”), a leading multi-asset manager in China with overseas offices in Hong Kong and the United States. Gopher Asset Management develops and manages assets ranging from private equity, public securities, real estate, multi-strategy and other investments denominated in RMB and other currencies.

2   “Active clients” for a given period refers to registered investors who purchase investment products distributed or receive services provided by us during that given period.

3   “Other products” refers to other investment products, which includes insurance products, multi-strategies products and others.

Total assets under management as of June 30, 2023 were RMB156.9 billion (US$21.6 billion), a 0.5% decrease from March 31, 2023 and a 0.9% increase from June 30, 2022.

	As of March 31, 2023		Growth	Distribution/ Redemption	As of June 30, 2023
	(RMB billions, except percentages)
Investment type
Private equity	133.3	84.6%	0.6	1.0	132.9	84.7%
Public securities[4]	11.3	7.2%	1.8	1.5	11.6	7.4%
Real estate	6.9	4.3%	-	0.3	6.6	4.2%
Multi-strategies	4.7	3.0%	-	0.3	4.4	2.8%
Others	1.4	0.9%	-	-	1.4	0.9%
All Investments	157.6	100.0%	2.4	3.1	156.9	100.0%

Other Businesses

Our other businesses mainly aim to provide more comprehensive services and investment products to our clients.

Ms. Jingbo Wang, co-founder and CEO of Noah, said, “For the first half of 2023, I am happy to see a 13.8% period-to-period increase in net revenues, driven by a 104.1% growth in revenues generated from our overseas business, accounting for 41.0% of the group’s net revenues compared to 22.8% in the first half of 2022, as we continue to successfully execute our globalization strategy. During the second quarter, we were glad to launch the grand opening of our new headquarter, Noah Wealth Centre, which provides a client-centric private banking experience for Noah's global clients. Since 2019, we winded down all of our domestic non-standardized single counterparty private credit products, including domestic residential real estate funds, which was proven to have effectively safeguarded our clients' wealth amidst the recent challenges faced by this asset class. Our continued devotion in strengthening investment research capabilities and shield our clients' hard-earned capital through optimized asset allocation advice is what distinguish us as a trusted advisor for our clients.”

SECOND QUARTER 2023 FINANCIAL RESULTS

Net Revenues

Net revenues for the second quarter of 2023 were RMB941.8 million (US$129.9 million), a 27.6% increase from the corresponding period in 2022, primarily due to an increase in distribution of insurance products.

•	Wealth Management Business

•	Net revenues from one-time commissions for the second quarter of 2023 were RMB403.9 million (US$55.7 million), a 127.2% increase from the corresponding period in 2022, primarily due to an increase in distribution of insurance products.

•	Net revenues from recurring service fees for the second quarter of 2023 were RMB269.3 million (US$37.1 million), a 7.3% decrease from the corresponding period in 2022, as less recurring service fees generated from private secondary products.

•	Net revenues from performance-based income for the second quarter of 2023 were RMB21.4 million (US$2.9 million), a 61.4% increase from the corresponding period of 2022, primarily due to more performance-based income from offshore private equity products.

4 The asset distribution/redemption of public securities also includes market appreciation or depreciation.

•	Net revenues from other service fees for the second quarter of 2023 were RMB50.7 million (US$7.0 million), an 86.3% increase from the corresponding period in 2022, primarily due to more value-added services we offered to our high net worth clients.

•	Asset Management Business

•	Net revenues from recurring service fees for the second quarter of 2023 were RMB176.8 million (US$24.4 million), a 4.9% increase from the corresponding period in 2022 due to increase in assets under management.

•	Net revenues from performance-based income for the second quarter of 2023 were RMB6.5 million (US$0.9 million), compared with RMB12.6 million in the corresponding period of 2022. The decrease was primarily due to less performance-based income realized from private equity product.

•	Other Businesses

•	Net revenues for the second quarter of 2023 were RMB13.1 million (US$1.8 million), compared with RMB19.2 million for the corresponding period in 2022.

Operating Costs and Expenses

Operating costs and expenses for the second quarter of 2023 were RMB592.3 million (US$81.7 million), a 42.7% increase from the corresponding period in 2022. Operating costs and expenses primarily consisted of compensation and benefits of RMB385.1 million (US$53.1 million), selling expenses of RMB112.0 million (US$15.4 million), general and administrative expenses of RMB64.0 million (US$8.8 million), provision of credit losses of RMB0.2 million and other operating expenses of RMB37.1 million (US$5.1 million).

•	Operating costs and expenses for the wealth management business for the second quarter of 2023 were RMB445.1 million (US$61.4 million), a 41.4% increase from the corresponding period in 2022, primarily due to an increase in compensation and benefits, selling expenses and general and administrative expenses, as less expenses incurred in last second quarter due to various pandemic restrictions.

•	Operating costs and expenses for the asset management business for the second quarter of 2023 were RMB102.5 million (US$14.1 million), a 51.2% increase from the corresponding period in 2022, primarily due to decreased selling and general and administrative expenses due to various pandemic restrictions for the corresponding period in 2022.

•	Operating costs and expenses for other businesses for the second quarter of 2023 were RMB44.8 million (US$6.2 million), compared with RMB32.4 million from the corresponding period in 2022, mainly due to increased depreciation expenses as we moved into our new headquarter premises in Shanghai in May.

Operating Margin

Operating margin for the second quarter of 2023 was 37.1%, decreased from 43.8% for the corresponding period in 2022.

•	Operating margin for the wealth management business for the second quarter of 2023 was 40.3%, compared with 38.1%% for the corresponding period in 2022.

•	Operating margin for the asset management business for the second quarter of 2023 was 44.1%, compared with 67.8% for the corresponding period in 2022.

•	Loss from operation for other businesses for the second quarter of 2023 was RMB31.7 million (US$4.4 million), compared with an operating loss of RMB13.3 million for the corresponding period in 2022.

Investment Income/loss

Investment loss for the second quarter of 2023 was RMB4.0 million (US$0.5 million), compared with investment income RMB5.2 million for the corresponding period in 2022.

Income Tax Expenses

Income tax expenses for the second quarter of 2023 were RMB90.2 million (US$12.4 million), a 15.4% increase from the corresponding period in 2022, primarily due to more taxable income compared with the second quarter of 2022.

Income from Equity in Affiliates

Income from equity in affiliates for the second quarter of 2023 was RMB1.6 million (US$0.2 million), a 97.7% decrease from the corresponding period in 2022, as we recorded a gain of RMB69.2 million from the second quarter of 2022, resulting from net book value increases in certain offshore private equity funds managed by Gopher.

Net Income

•	Net Income

•	Net income for the second quarter of 2023 was RMB312.3 million (US$43.1 million), a 10.5% decrease from the corresponding period in 2022.

•	Net margin for the second quarter of 2023 was 33.2%, down from 47.3% for the corresponding period in 2022.

•	Net income attributable to Noah shareholders for the second quarter of 2023 was RMB315.4 million (US$43.5 million), a 9.6% decrease from the corresponding period in 2022.

•	Net margin attributable to Noah shareholders for the second quarter of 2023 was 33.5%, down from 47.3% for the corresponding period in 2022.

•	Net income attributable to Noah shareholders per basic and diluted ADS for the second quarter of 2023 was RMB4.54 (US$0.63) and RMB4.54 (US$0.63), respectively, down from RMB5.19 and RMB5.18 respectively, for the corresponding period in 2022.

•	Non-GAAP Net Income Attributable to Noah Shareholders

•	Non-GAAP net income attributable to Noah shareholders for the second quarter of 2023 was RMB313.1 million (US$43.2 million), an 11.8% decrease from the corresponding period in 2022.

•	Non-GAAP net margin attributable to Noah shareholders for the second quarter of 2023 was 33.2%, compared with 48.1% for the corresponding period in 2022.

•	Non-GAAP net income attributable to Noah shareholders per diluted ADS for the second quarter of 2023 was RMB4.51 (US$0.62), down from RMB5.28 for the corresponding period in 2022.

Balance Sheet and Cash Flow

As of June 30, 2023, the Company had RMB4,740.4 million (US$653.7 million) in cash and cash equivalents, compared with RMB 4,713.2 million as of March 31, 2023 and RMB3,608.0 million as of June 30, 2022.

Net cash inflow from the Company’s operating activities during the second quarter of 2023 was RMB176.4 million (US$24.3 million), primarily due to net income earned for the second quarter of 2023.

Net cash outflow from the Company’s investing activities during the second quarter of 2023 was RMB329.2 million (US$45.4 million), primarily due to several investments made.

Net cash inflow from the Company’s financing activities was RMB87.0 million (US$12.0 million) in the second quarter of 2023, primarily due to consolidation of one investment fund that Gopher manages and accounts for those limited partners’ capital contributions as financing activity.

CONFERENCE CALL

Following the announcement of the Q2 and Interim Results, the Company’s senior management will host a combined English and Chinese language earnings conference call to discuss its Q2 and Interim Results and recent business activities. The conference call may be accessed with the following details:

Dial-in details:
Conference Title:	Noah Holdings 2Q23 Earnings Conference Call
Date/Time:	Monday, August 28, 2023 at 8:00 p.m., U.S. Eastern Time
Tuesday, August 29, 2023 at 8:00 a.m., Hong Kong Time
Dial in:
- Hong Kong Toll Free	800-963-976
- United States Toll Free	+1-888-317-6003
- Mainland China Toll Free	4001-206-115
- International	+1-412-317-6061
Participant Password:	7932172

A telephone replay will be available starting approximately one hour after the end of the conference call until September 4, 2023 at +1-877-344-7529 (US Toll Free) or +1-412-317-0088 (International Toll) with the access code 9237815.

A live and archived webcast of the conference call will be available at the Company’s investor relations website under the “Financial Reports” section at http://ir.noahgroup.com.

DISCUSSION OF NON-GAAP MEASURES

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures excluding the effects of all forms of share-based compensation and net of tax impact, if any. See “Reconciliation of GAAP to Non-GAAP Results” at the end of this press release.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measures used by the Company may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed the foregoing non-GAAP net income attributable to Noah shareholders and per diluted ADS and non-GAAP net margin attributable to Noah shareholders to supplement U.S. GAAP financial data. As such, the Company’s management believes that the presentation of the non-GAAP financial measures provides important supplemental information to investors regarding financial and business trends relating to its results of operations in a manner consistent with that used by management.

ABOUT NOAH HOLDINGS LIMITED

Noah Holdings Limited (NYSE: NOAH and HKEX:6686) is a leading and pioneer wealth management service provider in China offering comprehensive one-stop advisory services on global investment and asset allocation primarily for high net worth investors. Noah is a Cayman Islands holding company and carries on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited. In the first half of 2023, Noah distributed RMB35.2 billion (US$4.9 billion) of investment products. Through Gopher Asset Management, Noah had assets under management of RMB156.9 billion (US$21.6 billion) as of June 30, 2023.

Noah’s wealth management business primarily distributes private equity, private secondary, mutual fund and other products denominated in RMB and other currencies. Noah delivers customized financial solutions to clients through a network of 1,375 relationship managers across 63 cities in mainland China, and serves the international investment needs of its clients through offices in Hong Kong (China), Taiwan (China), New York, Silicon Valley and Singapore. The Company’s wealth management business had 446,557 registered clients as of June 30, 2023. Through Gopher Asset Management, Noah manages private equity, public securities, real estate, multi-strategy and other investments denominated in RMB and other currencies. Noah also provides other businesses.

For more information, please visit Noah at ir.noahgroup.com.

FOREIGN CURRENCY TRANSLATION

In this announcement, the unaudited financial results for the second quarter of 2023 ended June 30, 2023 are stated in RMB. This announcement contains currency conversions of certain RMB amounts into US$ at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB7.2513 to US$1.00, the effective noon buying rate for June 30, 2023 as set forth in the H.10 statistical release of the Federal Reserve Board.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in announcements, circulars or other publications made on the website of The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange"), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Noah's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. These statements include, but are not limited to, estimates regarding the sufficiency of Noah’s cash and cash equivalents and liquidity risk. A number of factors could cause Noah’s actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its goals and strategies; its future business development, financial condition and results of operations; the expected growth of the wealth management and asset management market in China and internationally; its expectations regarding demand for and market acceptance of the products it distributes; investment risks associated with investment products distributed to Noah’s investors, including the risk of default by counterparties or loss of value due to market or business conditions or misconduct by counterparties; its expectations regarding keeping and strengthening its relationships with key clients; relevant government policies and regulations relating to its industries; its ability to attract and retain qualified employees; its ability to stay abreast of market trends and technological advances; its plans to invest in research and development to enhance its product choices and service offerings; competition in its industries in China and internationally; general economic and business conditions in China; and its ability to effectively protect its intellectual property rights and not to infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Noah's filings with the U.S. Securities and Exchange Commission and the Hong Kong Stock Exchange. All information provided in this press release and in the attachments is as of the date of this press release, and Noah does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under the applicable law.

Contacts:

Noah Holdings Limited

Melo Xi

Tel: +86-21-8035-8292

ir@noahgroup.com

-- FINANCIAL AND OPERATIONAL TABLES FOLLOW --

Noah Holdings Limited
Condensed Consolidated Balance Sheets
(unaudited)

	As of
	March 31,	June 30,	June 30,
	2023	2023	2023
	RMB'000	RMB'000	USD'000
Assets
Current assets:
Cash and cash equivalents	4,713,215	4,740,434	653,736
Restricted cash	136,074	143,255	19,756
Short-term investments	316,178	445,485	61,435
Accounts receivable, net	363,890	534,885	73,764
Amounts due from related parties	499,220	429,202	59,190
Loans receivable, net	381,449	341,083	47,037
Other current assets	199,429	200,588	27,662
Total current assets	6,609,455	6,834,932	942,580
Long-term investments, net	851,649	980,257	135,184
Investment in affiliates	1,474,736	1,464,702	201,992
Property and equipment, net	2,487,886	2,525,732	348,314
Operating lease right-of-use assets, net	175,992	152,040	20,967
Deferred tax assets	436,446	436,240	60,160
Other non-current assets	145,022	169,454	23,369
Total Assets	12,181,186	12,563,357	1,732,566
Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses	740,811	562,029	77,507
Income tax payable	153,799	141,693	19,540
Deferred revenues	79,235	71,440	9,852
Dividend payable	-	177,502	24,479
Contingent liabilities	566,005	592,097	81,654
Other current liabilities	546,497	584,384	80,590
Total current liabilities	2,086,347	2,129,145	293,622
Deferred tax liabilities	228,271	230,797	31,828
Operating lease liabilities, non-current	94,178	79,267	10,931
Other non-current liabilities	51,184	54,495	7,515
Total Liabilities	2,459,980	2,493,704	343,896
Equity	9,721,206	10,069,653	1,388,670
Total Liabilities and Equity	12,181,186	12,563,357	1,732,566

Noah Holdings Limited

Condensed Consolidated Income Statements

(In RMB'000, except for ADS data, per ADS data and percentages)

(unaudited)

	Three months ended
	June 30,	June 30,	June 30,
	2022	2023	2023	Change
	RMB'000	RMB'000	USD'000
Revenues:
Revenues from others:
One-time commissions	177,339	399,521	55,096	125.3%
Recurring service fees	184,300	176,355	24,320	(4.3)%
Performance-based income	9,481	4,328	597	(54.4)%
Other service fees	52,521	64,114	8,842	22.1%
Total revenues from others	423,641	644,318	88,855	52.1%
Revenues from funds Gopher manages:
One-time commissions	30,893	5,982	825	(80.6)%
Recurring service fees	277,359	271,033	37,377	(2.3)%
Performance-based income	16,533	23,635	3,259	43.0%
Total revenues from funds Gopher manages	324,785	300,650	41,461	(7.4)%
Total revenues	748,426	944,968	130,316	26.3%
Less: VAT related surcharges	(10,284)	(3,211)	(443)	(68.8)%
Net revenues	738,142	941,757	129,873	27.6%
Operating costs and expenses:
Compensation and benefits
Relationship managers	(131,519)	(180,304)	(24,865)	37.1%
Others	(226,286)	(204,798)	(28,243)	(9.5)%
Total compensation and benefits	(357,805)	(385,102)	(53,108)	7.6%
Selling expenses	(70,307)	(112,003)	(15,446)	59.3%
General and administrative expenses	(35,649)	(63,983)	(8,824)	79.5%
Reversal of (provision for) credit losses	5,788	(220)	(30)	N.A.
Other operating expenses	(22,677)	(37,078)	(5,113)	63.5%
Government subsidies	65,653	6,048	834	(90.8)%
Total operating costs and expenses	(414,997)	(592,338)	(81,687)	42.7%
Income from operations	323,145	349,419	48,186	8.1%
Other income:
Interest income	17,681	39,684	5,473	124.4%
Investment income (loss)	5,174	(3,976)	(548)	N.A.
Other income	11,849	15,821	2,182	33.5%
Total other income	34,704	51,529	7,107	48.5%
Income before taxes and income from equity in affiliates	357,849	400,948	55,293	12.0%
Income tax expense	(78,164)	(90,213)	(12,441)	15.4%
Income from equity in affiliates	69,203	1,561	215	(97.7)%
Net income	348,888	312,296	43,067	(10.5)%
Less: net loss attributable to non-controlling interests	(117)	(3,132)	(432)	2576.9%
Net income attributable to Noah shareholders	349,005	315,428	43,499	(9.6)%
Income per ADS, basic	5.19	4.54	0.63	(12.5)%
Income per ADS, diluted	5.18	4.54	0.63	(12.4)%
Margin analysis:
Operating margin	43.8%	37.1%	37.1%
Net margin	47.3%	33.2%	33.2%
Weighted average ADS equivalent[1]:
Basic	67,245,724	69,469,110	69,469,110
Diluted	67,310,698	69,492,786	69,492,786
ADS equivalent outstanding at end of period	60,222,116	63,137,912	63,137,912

[1] Assumes all outstanding ordinary shares are represented by ADSs. Each ordinary share represents two ADSs.

Noah Holdings Limited

Condensed Consolidated Income Statements

(In RMB'000, except for USD data, per ADS data and percentages)

(unaudited)

	Six months ended
	June 30,	June 30,	June 30,
	2022	2023	2023	Change
	RMB'000	RMB'000	USD'000
Revenues:
Revenues from others:
One-time commissions	258,493	570,092	78,619	120.5%
Recurring service fees	377,679	369,063	50,896	(2.3)%
Performance-based income	152,392	7,758	1,070	(94.9)%
Other service fees	91,281	136,980	18,890	50.1%
Total revenues from others	879,845	1,083,893	149,475	23.2%
Revenues from funds Gopher manages:
One-time commissions	52,048	11,878	1,638	(77.2)%
Recurring service fees	570,411	554,505	76,470	(2.8)%
Performance-based income	48,600	103,960	14,337	113.9%
Total revenues from funds Gopher manages	671,059	670,343	92,445	(0.1)%
Total revenues	1,550,904	1,754,236	241,920	13.1%
Less: VAT related surcharges	(17,070)	(9,006)	(1,242)	(47.2)%
Net revenues	1,533,834	1,745,230	240,678	13.8%
Operating costs and expenses:
Compensation and benefits
Relationship managers	(241,514)	(329,039)	(45,377)	36.2%
Others	(474,196)	(426,169)	(58,771)	(10.1)%
Total compensation and benefits	(715,710)	(755,208)	(104,148)	5.5%
Selling expenses	(130,213)	(208,672)	(28,777)	60.3%
General and administrative expenses	(93,856)	(109,683)	(15,126)	16.9%
Reversal of credit losses	14,986	5,478	755	(63.4)%
Other operating expenses	(52,312)	(67,875)	(9,360)	29.8%
Government subsidies	80,211	19,032	2,625	(76.3)%
Total operating costs and expenses	(896,894)	(1,116,928)	(154,031)	24.5%
Income from operations	636,940	628,302	86,647	(1.4)%
Other income:
Interest income	30,318	74,072	10,216	144.3%
Investment income (loss)	30,547	(17,559)	(2,421)	N.A.
Other income	11,571	25,379	3,500	119.3%
Total other income	72,436	81,892	11,295	13.1%
Income before taxes and income from equity in affiliates	709,376	710,194	97,942	0.1%
Income tax expense	(155,500)	(159,793)	(22,036)	2.8%
Income from equity in affiliates	99,223	5,230	719	(94.7)%
Net income	653,099	555,631	76,625	(14.9)%
Less: net loss attributable to non-controlling interests	(1,148)	(4,007)	(553)	249.0%
Net income attributable to Noah shareholders	654,247	559,638	77,178	(14.5)%
Income per ADS, basic	9.73	8.06	1.11	(17.2)%
Income per ADS, diluted	9.70	8.05	1.11	(17.0)%
Margin analysis:
Operating margin	41.5%	36.0%	36.0%
Net margin	42.6%	31.8%	31.8%
Weighted average ADS equivalent[1]:
Basic	67,240,800	69,468,036	69,468,036
Diluted	67,428,368	69,498,956	69,498,956
ADS equivalent outstanding at end of period	60,222,116	63,137,912	63,137,912

[1] Assumes all outstanding ordinary shares are represented by ADSs. Each ordinary share represents two ADSs.

Noah Holdings Limited

Condensed Comprehensive Income Statements

(unaudited)

	Three months ended
	June 30,	June 30,	June 30,
	2022	2023	2023	Change
	RMB'000	RMB'000	USD'000
Net income	348,888	312,296	43,068	(10.5)%
Other comprehensive income, net of tax:
Foreign currency translation adjustments	75,557	140,753	19,411	86.3%
Comprehensive income	424,445	453,049	62,479	6.7%
Less: Comprehensive loss attributable to non-controlling interests	(183)	(3,269)	(451)	1,686.3%
Comprehensive income attributable to Noah shareholders	424,628	456,318	62,930	7.5%

Noah Holdings Limited

Condensed Comprehensive Income Statements

(unaudited)

	Six months ended
	June 30,	June 30,	June 30,
	2022	2023	2023	Change
	RMB'000	RMB'000	USD'000
Net income	653,099	555,631	76,625	(14.9)%
Other comprehensive income, net of tax:
Foreign currency translation adjustments	66,420	123,918	17,089	86.6%
Comprehensive income	719,519	679,549	93,714	(5.6)%
Less: Comprehensive loss attributable to non-controlling interests	(1,065)	(4,189)	(578)	293.9%
Comprehensive income attributable to Noah shareholders	720,584	683,738	94,292	(5.1)%

Noah Holdings Limited
Supplemental Information
(unaudited)

	As of
	June 30, 2022	June 30, 2023	Change
Number of registered clients	418,675	446,557	6.7%
Number of relationship managers	1,255	1,375	9.6%
Number of cities in mainland China under coverage	79	63	(20.3)%

	Three months ended
	June 30, 2022	June 30, 2023	Change
	(in millions of RMB, except number of active clients and percentages)
Number of active clients	12,866	11,548	(10.2)%
Transaction value:
Private equity products	3,918	618	(84.2)%
Private secondary products	2,394	4,293	79.3%
Mutual fund products	12,190	12,031	(1.3)%
Other products	814	1,465	80.1%
Total transaction value	19,316	18,407	(4.7)%

Noah Holdings Limited
Segment Condensed Income Statements
(unaudited)

	Three months ended June 30, 2023
	Wealth Management Business	Asset Management Business	Other Businesses	Total
	RMB'000	RMB'000	RMB'000	RMB'000
Revenues:
Revenues from others
One-time commissions	399,521	-	-	399,521
Recurring service fees	176,355	-	-	176,355
Performance-based income	4,328	-	-	4,328
Other service fees	50,878	-	13,236	64,114
Total revenues from others	631,082	-	13,236	644,318
Revenues from funds Gopher manages
One-time commissions	5,920	62	-	5,982
Recurring service fees	93,914	177,119	-	271,033
Performance-based income	17,115	6,520	-	23,635
Total revenues from funds Gopher manages	116,949	183,701	-	300,650
Total revenues	748,031	183,701	13,236	944,968
Less: VAT related surcharges	(2,755)	(312)	(144)	(3,211)
Net revenues	745,276	183,389	13,092	941,757
Operating costs and expenses:
Compensation and benefits
Relationship managers	(175,446)	(4,858)	-	(180,304)
Others	(133,409)	(63,949)	(7,440)	(204,798)
Total compensation and benefits	(308,855)	(68,807)	(7,440)	(385,102)
Selling expenses	(84,883)	(20,839)	(6,281)	(112,003)
General and administrative expenses	(47,431)	(11,721)	(4,831)	(63,983)
(Provision for) reversal of credit losses	(294)	74	-	(220)
Other operating expenses	(9,637)	(1,230)	(26,211)	(37,078)
Government subsidies	6,002	46	-	6,048
Total operating costs and expenses	(445,098)	(102,477)	(44,763)	(592,338)
Income (loss) from operations	300,178	80,912	(31,671)	349,419

Noah Holdings Limited
Segment Condensed Income Statements
(unaudited)

	Three months ended June 30, 2022
	Wealth Management Business	Asset Management Business	Other Businesses	Total
	RMB'000	RMB'000	RMB'000	RMB'000
Revenues:
Revenues from others
One-time commissions	177,339	-	-	177,339
Recurring service fees	184,300	-	-	184,300
Performance-based income	9,481	-	-	9,481
Other service fees	27,375	-	25,146	52,521
Total revenues from others	398,495	-	25,146	423,641
Revenues from funds Gopher manages
One-time commissions	1,518	29,375	-	30,893
Recurring service fees	107,767	169,592	-	277,359
Performance-based income	3,837	12,696	-	16,533
Total revenues from funds Gopher manages	113,122	211,663	-	324,785
Total revenues	511,617	211,663	25,146	748,426
Less: VAT related surcharges	(2,976)	(1,313)	(5,995)	(10,284)
Net revenues	508,641	210,350	19,151	738,142
Operating costs and expenses:
Compensation and benefits
Relationship managers	(120,258)	(11,261)	-	(131,519)
Others	(153,046)	(63,241)	(9,999)	(226,286)
Total compensation and benefits	(273,304)	(74,502)	(9,999)	(357,805)
Selling expenses	(60,479)	(8,244)	(1,584)	(70,307)
General and administrative expenses	(18,821)	(12,287)	(4,541)	(35,649)
Reversal of (provision for) credit losses	141	(441)	6,088	5,788
Other operating income (expenses)	915	(113)	(23,479)	(22,677)
Government subsidies	36,750	27,822	1,081	65,653
Total operating costs and expenses	(314,798)	(67,765)	(32,434)	(414,997)
Income (loss) from operations	193,843	142,585	(13,283)	323,145

Noah Holdings Limited
Supplement Revenue Information by Geography
(unaudited)

	Three months ended June 30, 2023
	Wealth Management Business	Asset Management Business	Other Businesses	Total
	RMB'000	RMB'000	RMB'000	RMB'000
Revenues:
Mainland China	419,220	118,972	13,236	551,428
Hong Kong	282,693	42,439	-	325,132
Others	46,118	22,290	-	68,408
Total revenues	748,031	183,701	13,236	944,968

	Three months ended June 30, 2022
	Wealth Management Business	Asset Management Business	Other Businesses	Total
	RMB'000	RMB'000	RMB'000	RMB'000
Revenues:
Mainland China	378,862	184,939	25,146	588,947
Hong Kong	111,125	9,117	-	120,242
Others	21,630	17,607	-	39,237
Total revenues	511,617	211,663	25,146	748,426

Noah Holdings Limited
Reconciliation of GAAP to Non-GAAP Results
(In RMB, except for per ADS data and percentages)
(unaudited)

	Three months ended
	June 30,	June 30,
	2022	2023	Change
	RMB'000	RMB'000
Net income attributable to Noah shareholders	349,005	315,428	(9.6)%
Adjustment for share-based compensation	7,990	(3,055)	N.A.
Less: tax effect of adjustments	1,922	(740)	N.A.
Adjusted net income attributable to Noah shareholders (non-GAAP)	355,073	313,113	(11.8)%
Net margin attributable to Noah shareholders	47.3%	33.5%
Non-GAAP net margin attributable to Noah shareholders	48.1%	33.2%
Net income attributable to Noah shareholders per ADS, diluted	5.18	4.54	(12.4)%
Non-GAAP net income attributable to Noah shareholders per ADS, diluted	5.28	4.51	(14.6)%

Noah Holdings Limited
Reconciliation of GAAP to Non-GAAP Results
(In RMB, except for per ADS data and percentages)
(unaudited)

	Six months ended
	June 30,	June 30,
	2022	2023	Change
	RMB'000	RMB'000
Net income attributable to Noah shareholders	654,247	559,638	(14.5)%
Adjustment for share-based compensation	18,836	(9,244)	N.A.
Less: tax effect of adjustments	4,529	(2,239)	N.A.
Adjusted net income attributable to Noah shareholders (non-GAAP)	668,554	552,633	(17.3)%
Net margin attributable to Noah shareholders	42.7%	32.1%
Non-GAAP net margin attributable to Noah shareholders	43.6%	31.7%
Net income attributable to Noah shareholders per ADS, diluted	9.70	8.05	(17.0)%
Non-GAAP net income attributable to Noah shareholders per ADS, diluted	9.92	7.95	(19.9)%